UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

IMMUCOR, INC.

(Name of Subject Company)

IVD ACQUISITION CORPORATION

(Name of Filing Persons (Offeror))

a wholly owned indirect subsidiary of

IVD HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

TPG PARTNERS VI, L.P.

(Name of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

452526106

(CUSIP Number of Class of Securities)

IVD Holdings Inc.

IVD Acquisition Corporation

c/o TPG Capital, L.P.

345 California Street, Suite 3300

San Francisco, California 94104

Attention: Ronald Cami

(415) 743-1500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

William M. Shields, Esq.

Jonathan M. Grandon, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,985,429,745.00	$230,508.39

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the offer price of $27.00 per share of common stock of Immucor, Inc. (“Immucor”), par value $0.10 per share, (“Shares”) by 73,534,435 Shares, which, based on information provided by Immucor as of July 13, 2011, is the sum of (i) 70,741,281 Shares outstanding (including 243,479 restricted shares) and (ii) 2,793,154 Shares authorized and reserved for issuance (including Options to purchase 2,401,729 Shares and outstanding restricted stock units and performance share units with respect to 391,425 Shares).
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, is calculated by multiplying the Transaction Valuation by .00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:	$230,508.39	Filing Party:	IVD Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	July 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2011, as amended by Amendment No. 1 filed with the SEC on July 18, 2011, by Amendment No. 2 filed with the SEC on July 19, 2011, by Amendment No. 3 filed with the SEC on July 21, 2011, by Amendment No. 4 filed with the SEC on July 25, 2011, by Amendment No. 5 filed with the SEC on July 28, 2011, by Amendment No. 6 filed with the SEC on July 29, 2011, by Amendment No. 7 filed with the SEC on August 4, 2011, by Amendment No. 8 filed with the SEC on August 16, 2011 and by Amendment No. 9 filed with the SEC on August 16, 2011 (which, together with any subsequent amendments or supplements thereto, collectively constitutes this “Schedule TO”). This Schedule TO relates to the tender offer by IVD Acquisition Corporation, a Georgia corporation (“Purchaser”) and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation (“Parent”), which is controlled by TPG Partners VI, L.P., a Delaware limited partnership (“Sponsor”), for all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of Immucor, Inc., a Georgia corporation (“Immucor”), at a price of $27.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 15, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 10 is being filed to amend and supplement Items 1, 4, 11 and 12 as reflected below.

Items 1, 4 and 11.

Items 1, 4 and 11 of this Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at 5:00 p.m., Atlanta, Georgia time, on August 18, 2011. The Depositary has advised us that 61,549,994 Shares were validly tendered and not validly withdrawn as of 5:00 p.m., Atlanta, Georgia time, on August 18, 2011, representing a total of approximately 87% of the outstanding Shares on a fully-diluted basis. Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn, and payment for such Shares has been or will be made promptly in accordance with the terms of the Offer. Purchaser also exercised the Top-Up Option, pursuant to which Immucor issued 21,390,443 additional Shares to Purchaser at a price per Share equal to the Offer Price, which, together with the Shares purchased in the Offer, represented at least one Share more than 90% of the outstanding Shares on a fully-diluted basis.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Purchaser had sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Immucor. Accordingly, Purchaser has effected a “short-form” merger in which Purchaser merged with and into Immucor, with Immucor surviving the Merger and continuing as an indirect wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent (including, without limitation, Shares purchased in the Offer and pursuant to the Top-Up Option) and Shares owned by Immucor or any of its direct or indirect wholly owned subsidiaries (in each case not held on behalf of third parties), was automatically converted, subject to dissenters’ rights pursuant to Article 13 of the GBCC, into the right to receive the Offer Price in cash, without interest thereon and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price have been canceled and cease to exist. August 18, 2011 was the last day Shares traded through Nasdaq.

On August 19, 2011, TPG Capital and Immucor issued a joint press release announcing the expiration and results of the Offer and the completion of the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(J) and is incorporated by reference.”

Item 12. Exhibits

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended and supplemented by adding Exhibit (a)(5)(J) thereto as follows:

Exhibit No.	Description

(a)(5)(J)	Joint Press Release issued by TPG Capital, L.P. and Immucor, Inc. on August 19, 2011.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2011

IVD ACQUISITION CORPORATION

By:	/s/ Ronald Cami
	Name:	Ronald Cami
	Title:	President

IVD HOLDINGS INC.

By:	/s/ Ronald Cami
	Name:	Ronald Cami
	Title:	President

TPG PARTNERS VI, L.P.

BY: TPG GENPAR VI, L.P.,
ITS GENERAL PARTNER

BY: TPG GENPAR VI ADVISORS, LLC, ITS GENERAL PARTNER

By:	/s/ Ronald Cami
	Name:	Ronald Cami
	Title:	Vice President

Description

(a)(1)(A)	Offer to Purchase, dated July 15 2011.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on July 15, 2011.*

(a)(1)(F)	Press Release issued by Immucor, Inc. on July 5, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Immucor, Inc. with the Securities and Exchange Commission on July 5, 2011).*

(a)(1)(G)	Joint Press Release issued by Immucor, Inc. and IVD Acquisition Corporation on July 15, 2011.*

(a)(5)(A)	Complaint filed by Hilary Kramer, on behalf of herself and all others similarly situated, on July 12, 2011, in the Superior Court of Fulton County, State of Georgia.*

(a)(5)(B)	Complaint filed by Babette C. Schorsch, on behalf of herself and all others similarly situated, on July 15, 2011, in the Superior Court of Gwinnett County, State of Georgia.**

(a)(5)(C)	Complaint filed by Allan Pillay, on behalf of himself and all others similarly situated, on July 18, 2011, in the Superior Court of Fulton County, State of Georgia.***

(a)(5)(D)	Complaint filed by Larry Macintyre, on behalf of himself and all others similarly situated, on July 19, 2011, in the Superior Court of Fulton County, State of Georgia.****

(a)(5)(E)	Complaint filed by Gilbert Rosenthal, on behalf of himself and all others similarly situated, on July 21, 2011, in the Superior Court of Gwinnett County, State of Georgia.*****

(a)(5)(F)	Complaint filed by Irene Dixon, on behalf of herself and all others similarly situated, on July 25, 2011, in the Superior Court of Fulton County, State of Georgia.******

(a)(5)(G)	Joint Press Release issued by Immucor, Inc. and IVD Acquisition Corporation on August 3, 2011.*******

(a)(5)(H)	Joint Press Release issued by Immucor, Inc. and IVD Acquisition Corporation on August 4, 2011.*******

(a)(5)(I)	Press Release issued by Immucor, Inc. on August 16, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Immucor, Inc. on August 16, 2011).********

(a)(5)(J)	Joint Press Release issued by TPG Capital, L.P. and Immucor, Inc. on August 19, 2011.

(b)(1)	Equity Commitment Letter, dated as of July 2, 2011, from TPG Partners VI, L.P. to IVD Holdings, Inc.******

(b)(2)	Limited Guaranty, dated as of July 2, 2011, by TPG Partners VI, L.P. in favor of Immucor, Inc.******

(b)(3)	Amended and Restated Commitment Letter, dated as of July 18, 2011, from Citigroup Global Markets Inc., JP Morgan Chase Bank, N.A., J.P. Morgan Securities LLC, UBS Loan Finance LLC, UBS Securities LLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Royal Bank of Canada to IVD Acquisition Corporation.******

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2011, by and among IVD Holdings Inc., IVD Acquisition Corporation and Immucor, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Immucor, Inc. with the Securities and Exchange Commission on July 5, 2011).*

(d)(2)	Confidentiality Agreement, dated May 27, 2011, between Immucor, Inc. and TPG Capital, L.P.*

(g)	None.

(h)	None.

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 15, 2011
**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 18, 2011.
***	Previously filed with Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 19, 2011.
****	Previously filed with Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 21, 2011.
*****	Previously filed with Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the Securities and

Exchange Commission on July 25, 2011.
******	Previously filed with Amendment No. 5 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 28, 2011.
*******	Previously filed with Amendment No. 7 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 4, 2011.
********	Previously filed with Amendment No. 8 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 16, 2011.